April 24, 2008

Securities and Exchange Commission

Office of Applications and Report Services

100 F Street, N.E.

Washington, D.C. 20549

Re:     Insured Fidelity Bond of The Korea Fund, inc. (File No. 811-04058)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered management investment company (the “Fund”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)

A copy of the Fidelity Bond Binder (the “Bond”), effective April 1, 2008, issued by St. Paul Fire and Marine Insurance Company, the primary policy for $1.25 million, insuring the Fund is attached under Exhibit 1;

(ii)

A copy of the unanimous written consent of the Special Insurance Committee of the Fund approving the amount, type, form and coverage of the Bond and the premium to be paid by the Fund is attached under Exhibit 2; and

(iii)

A copy of the resolutions of the Directors of the Fund, including a majority of the Directors of the Fund who are not “interested persons” of the Fund, ratifying the amount, type, form and coverage of the Bond and the premium to be paid by the Fund, is attached under Exhibit 3.

The Fund is maintaining a single insured bond in the amount of $1,250,000, which is sufficient coverage for its gross assets of $929,893,318, as of December 31, 2007 and as required under paragraph (d) of Rule 17g-1.

Premium for the Bond will be paid from April 1, 2008 through the period ending March 31, 2009 promptly when billed.

If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.

Very truly yours,

Thomas J. Fuccillo

Secretary and Chief Legal Officer

Allianz Global Investors of America L.P.

1345 Avenue of the Americas

New York, NY 10105

212.739.3000